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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No.       ) *
                                          ------

                       COMPANHIA DE BEBIDAS DAS AMERICAS
--------------------------------------------------------------------------------
                                (Name of Issuer)

                AMERICAN DEPOSITORY RECEIPT AND PREFERRED SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20441W203
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1 (b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

CUSIP No.  20441W203

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Brandes Investment Partners, L.P.
          I.R.S. Identification Nos. of
          above persons (entities only).       33-0704072
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization             California

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power  17,379,714 ADR and 115,286,000 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         20,839,010 ADR and 115,286,000 ORD
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person 20,839,010 ADR and 115,286,000 ORD

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                                      [ ]

     11.  Percent of Class Represented by Amount in Row (9)
          5.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          IA, PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No.  20441W203

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Brandes Investment Partners, Inc.
          I.R.S. Identification Nos. of        33-0090873
          above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization             California

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power  17,379,714 ADR and 115,286,000 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         20,839,010 ADR and 115,286,000 ORD
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,839,010 ADR and 115,286,000 ORD shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                                      [ ]

     11.  Percent of Class Represented by Amount in Row (9)
          5.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          CO, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.  20441W203

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Brandes Holdings, L.P.
          I.R.S. Identification Nos. of        33-0836630
          above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization             California

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power  17,379,714 ADR and 115,286,000 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         20,839,010 ADR and 115,286,000 ORD
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,839,010 ADR and 115,286,000 ORD shares are deemed to be beneficially owned by Brandes Holdings, L.P., as a control person of the investment adviser. Brandes Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                                      [ ]

     11.  Percent of Class Represented by Amount in Row (9)
          5.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          PN, OO (Control Person)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No.  20441W203

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Charles H. Brandes
          I.R.S. Identification Nos. of
          above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization             USA

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power  17,379,714 ADR and 115,286,000 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         20,839,010 ADR and 115,286,000 ORD
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,839,010 ADR and 115,286,000 ORD shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                                      [ ]

     11.  Percent of Class Represented by Amount in Row (9)
          5.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.  20441W203

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Glenn R. Carlson
          I.R.S. Identification Nos. of
          above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization             USA

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power  17,379,714 ADR and 115,286,000 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         20,839,010 ADR and 115,286,000 ORD
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,839,010   ADR  and   115,286,000   ORD  shares  are  deemed  to  be
          beneficially owned by Glenn R. Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                                      [ ]

     11.  Percent of Class Represented by Amount in Row (9)
          5.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.  20441W203

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Jeffrey A. Busby
          I.R.S. Identification Nos. of
          above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization             USA

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power  17,379,714 ADR and 115,286,000 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         20,839,010 ADR and 115,286,000 ORD
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          20,839,010 ADR and 115,286,000 ORD shares are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                                      [ ]

     11.  Percent of Class Represented by Amount in Row (9)
          5.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          IN, OO (Control Person)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               Companhia de Bebidas das Americas

Item 1(b)      Address of Issuer's Principal Executive Offices:

               M.C. Aguiar, 215 Bloco F, 6th Floor, Sao Paulo, SP 05804-900, Brazil

Item 2(a)      Name of Person Filing:

               (i)  Brandes Investment Partners, L.P.

               (ii) Brandes Investment Partners, Inc.

               (iii)Brandes Holdings, L.P.

               (iv) Charles H. Brandes

               (v)  Glenn R. Carlson

               (vi) Jeffrey A. Busby

Item 2(b)      Address of Principal Business office or, if None, Residence:

               (i)  11988 El Camino Real, Suite 500, San Diego, CA  92130

               (ii) 11988 El Camino Real, Suite 500, San Diego, CA  92130

               (iii)11988 El Camino Real, Suite 500, San Diego, CA  92130

               (iv) 11988 El Camino Real, Suite 500, San Diego, CA  92130

               (v)  11988 El Camino Real, Suite 500, San Diego, CA  92130

               (vi) 11988 El Camino Real, Suite 500, San Diego, CA  92130

Item 2(c)      Citizenship

               (i)  California

               (ii) California

               (iii)California

               (iv) USA

               (v)  USA

               (vi) USA

Item 2(d)      Title of Class Securities:

               American Depository Receipt and Preferred Shares

Item 2(e)      CUSIP Number:

               20441W203

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  | | Broker  or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

               (b)  | | Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

               (c)  | | Insurance  company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

               (d)  | | Investment  company  registered  under  section 8 of the
                        Investment Company Act (15 U.S.C. 80a-8).

               (e)  | | An investment adviser in accordance with ss.240.13d-1(b)
                        (1)(ii)(E).

               (f)  | | An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(ii)(F).

               (g)  | | A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).

               (h)  | | A  savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)  | | A church plan that is excluded from the definition of an
                        investment   company   under  section  3(c)(14)  of  the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  |X| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

               This statement is filed by Brandes Investment Partners, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:
                    20,839,010 ADR and 115,286,000 ORD
                    ----------------------------------

               (b)  Percent of Class:  5.7%
                                       -----

               (c)  Number of shares as to which the joint filers have:

                    (i)  sole power to vote or to direct the vote:     0
                                                                    -------

                    (ii) shared power to vote or to direct the vote:
                         17,379,714 ADR and 115,286,000 ORD
                         ----------------------------------

                    (iii)sole power to dispose or to direct the disposition of:
                            0
                         -------

                    (iv) shared  power  to  dispose or to direct the disposition of:  20,839,010 ADR and 115,286,000 ORD
                              ----------------------------------

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |_|. N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               N/A

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.
               N/A

Item 8.        Identification and Classification of Members of the Group.
               SEE EXHIBIT A

Item 9.        Notice of Dissolution of Group.
               N/A

Item 10.       Certification:

               (a)  The  following   certification  shall  be  included  if  the
                    statement is filed pursuant to ss. 240.13d-1(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002
                                   BRANDES INVESTMENT PARTNERS, L.P.


                                   By:/s/ Adelaide Pund
                                      ------------------------------------------
                                      Adelaide Pund as Attorney-In-Fact for
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner

                                   BRANDES INVESTMENT PARTNERS, INC.


                                   By:/s/ Adelaide Pund
                                      ------------------------------------------
                                      Adelaide Pund as Attorney-In-Fact for
                                      Charles H. Brandes, President and Chairman


                                   BRANDES HOLDINGS, L.P.


                                   By:/s/ Adelaide Pund
                                      ------------------------------------------
                                      Adelaide Pund as Attorney-In-Fact for
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner


                                   By:/s/ Adelaide Pund
                                      ------------------------------------------
                                      Adelaide Pund as Attorney-In-Fact for
                                      Charles H. Brandes, Control Person


                                   By:/s/ Adelaide Pund
                                      ------------------------------------------
                                      Adelaide Pund as Attorney-In-Fact for
                                      Glenn R. Carlson, Control Person


                                   By:/s/ Adelaide Pund
                                      ------------------------------------------
                                      Adelaide Pund as Attorney-In-Fact for
                                      Jeffrey A. Busby, Control Person

EXHIBIT A
        -

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

            NAME                                 CLASSIFICATION
            ----                                 --------------

Brandes Investment Partners, L.P.     Investment adviser registered under
(the "Investment Adviser")            Investment Advisers Act of 1940

Brandes Investment Partners, Inc.     A control person of the Investment Adviser

Brandes Holdings, L.P.                A control person of the Investment Adviser

Charles H. Brandes                    A control person of the Investment Adviser

Glenn R. Carlson                      A control person of the Investment Adviser

Jeffrey A. Busby                      A control person of the Investment Adviser

EXHIBIT B
        -

                  JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  January 31, 2000

                                   BRANDES INVESTMENT PARTNERS, L.P.


                                   By:/s/ Charles H. Brandes
                                      ------------------------------------------
                                      Charles H. Brandes, President and
                                      Chairman of Brandes Investment Partners,
                                      Inc., its General Partner


                                   BRANDES INVESTMENT PARTNERS, INC.


                                   By:/s/ Charles H. Brandes
                                      ------------------------------------------
                                      Charles H. Brandes, President and Chairman


                                   BRANDES HOLDINGS, L.P.


                                   By:/s/ Charles H. Brandes
                                      ------------------------------------------
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner


                                   By:/s/ Charles H. Brandes
                                      ------------------------------------------
                                      Charles H. Brandes, Control Person


                                   By:/s/ Glenn R. Carlson
                                      ------------------------------------------
                                      Glenn R. Carlson, Control Person


                                   By:/s/ Jeffrey A. Busby
                                      ------------------------------------------
                                      Jeffrey A. Busby, Control Person

EXHIBIT C
        -

                       DISCLAIMER OF BENEFICIAL OWNERSHIP
                       ----------------------------------

Brandes Investment Partners, Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D
        -

                           POWER OF ATTORNEY FORMS FOR
                           SCHEDULES 13G AND FORMS 13F

I, Charles Brandes, as director and chairman of Brandes Investment Partners, Inc., which is the sole General Partner of Brandes Holdings, L.P., and as a Managing Partner of Brandes Investment Partners, L.P., hereby appoint Gerald W. Wheeler and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, L.P., and Brandes Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 31 day of January, 2000.


                                   /s/ Charles H. Brandes
                                   -----------------------------------------
                                   Charles H. Brandes

EXHIBIT D
        -

                           POWER OF ATTORNEY FORMS FOR
                                  SCHEDULES 13G

I, Glenn R. Carlson, hereby appoint Gerald W. Wheeler and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 31 day of January, 2000.


                                   /s/ Glenn R. Carlson
                                   -----------------------------------------
                                   Glenn R. Carlson

EXHIBIT D
        -

                           POWER OF ATTORNEY FORMS FOR
                                  SCHEDULES 13G

I, Jeffrey A. Busby hereby appoint Gerald W. Wheeler and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 31 day of January, 2000.


                                   /s/ Jeffrey A. Busby
                                   -----------------------------------------
                                   Jeffrey A. Busby